Exhibit 99.1

21Vianet Group, Inc. Announces Strategic Joint Venture with Dongguan Government

Beijing, September 4, 2013 — 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced that it has entered into a strategic joint venture with the Dongguan Municipal People’s Government in Guangdong province (“Dongguan Government”) to jointly build a new Internet data center, provide cloud computing related services in Dongguan as well as create a joint-R&D team that will focus on developing and implementing next generation networking technologies. These advanced technologies include Content-Centric Open Networking (“CCON”), also known as information-centric networking, Software-Defined Networking (“SDN”) technologies as well as the development of a China-wide ecosystem that leverages cross connection capabilities.

Through a series of agreements, 21Vianet’s subsidiary and consolidated affiliated entities have entered into a joint venture with the Dongguan Government and Dongguan Government’s investment arm, Dongguan Dongcai Investment Holdings Limited (“Dongguan Dongcai”). Through these agreements, 21Vianet and Dongguan Dongcai will invest RMB900 million and RMB100 million in return for a 90% and 10% equity interest in the joint venture company, respectively. In addition, Dongguan Government will provide 21Vianet an initial RMB900 million loan at 4% interest for a term of two years. The money will be held in escrow for registered deposit purposes for applying for any necessary licenses. The Company believes that the interest expense will be offset by the interest income received from the deposit in the custodian account and from local government subsidies.

Mr. Frank Meng, President of 21Vianet, stated, “In an effort to expand and diversify our client offerings in China we are very excited to partner with the Dongguan government for the development of a new IDC in southern China as well as co-develop and implement next generation networking technologies in our data centers nationwide. Most importantly, customers will be connected through an advanced open network that is more reliable, faster, flexible and economical than China’s traditional network architecture, further strengthening our position as a leading internet infrastructure and data center services provider in China.”

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com